LL BS.



17017097

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-12045~~ 8-46433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS RETIREMENT SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO PIERCE PLACE
(No. and Street)

ITASCA	IL	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BETH MARREN O'REILLY
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

155 NORTH WACKER	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANA F BUTTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS RETIREMENT SERVICES, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


NOTARIAL SEAL
STATE OF OHIO

Erin E. Schnabel
Notary Public, State of Ohio
My Commission Expires 02/06/18

Signature

President & COO

Title

Erin E. Schnabel

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
GBS Retirement Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017





Building a better
working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of GBS Retirement Services, Inc., (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
GBS Retirement Services, Inc.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2016, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 30,009,258
Investments, trading, at fair value	48,641
Interest receivable	590
Fees receivable	1,973,197
Commissions receivable	354,508
Deferred income tax receivable due from Arthur J. Gallagher & Co.	87,034
Income taxes receivable due from Arthur J. Gallagher & Co.	27,550
Fixed assets – at cost, less accumulated depreciation of $23,747	1,776
Other assets	137,593
	$ 32,640,147
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 22,275,363
Income taxes payable due to Arthur J. Gallagher & Co.	253,477
Other liabilities	473,894
	23,002,734
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding –1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	788,968
Retained earnings	8,847,445
	9,637,413
	$ 32,640,147

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2016

Revenues	
Commissions	$ 17,687,553
Fees	10,929,674
Investment income	4,985
Change in unrealized loss on investments	261
Realized loss on investments	(628)
	28,621,845
Expenses	
Professional fees	18,799,112
Salaries and employee benefits	832,945
Other operating expenses	4,197,378
Total expenses	23,829,435
Income before income taxes	4,792,410
Income tax expense (benefit):	
Current	1,985,949
Deferred	(57,835)
	1,928,114
Net income	$ 2,864,296

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2016	$ 1,000	$ 788,968	$ 6,059,233	$ 6,849,201
Dividend to Gallagher Benefit Services, Inc	–	–	(76,542)	(76,542)
Capital contribution from Gallagher Benefit Services, Inc	–	–	458	458
Net income	–	–	2,864,296	2,864,296
Balance at December 31, 2016	$ 1,000	$ 788,968	$ 8,847,445	$ 9,637,413

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities	
Net income	$ 2,864,296
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income tax benefit	(57,835)
Depreciation	1,811
Net cash flows from investments	28,451
Change in fees receivable	(431,608)
Change in commissions receivable	92,821
Change in amounts due to/from affiliates	5,203,820
Change in other assets	(17,171)
Change in interest receivable	(332)
Change in income taxes receivable from/payable to Arthur J. Gallagher & Co.	466,499
Change in other liabilities	231,418
Net cash provided by operating activities	8,382,170
Investing activities	
Purchases of fixed assets	(1,205)
Net cash used in investing activities	(1,205)
Financing activities	
Dividends paid to Gallagher Benefit Services, Inc	(76,542)
Capital contribution from Gallagher Benefit Services, Inc	458
Net cash used in financing activities	(76,084)
Net increase in cash and cash equivalents	8,304,881
Cash and cash equivalents at beginning of year	21,704,377
Cash and cash equivalents at end of year	$ 30,009,258

See accompanying notes.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 24% of the Company's commission revenue was collectively received from four insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher are registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2016, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 27, 2017, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in revenues in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company recognizes commissions as revenue when it has obtained the data necessary to reasonably determine such amounts. Typically, the Company cannot reasonably determine commission revenues until it has received the cash or the related detail or other specific information. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects and are recognized as income ratably over the service period.

Professional Fees

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

1. Summary of Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standard Board (FASB) issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the new guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This new guidance is now effective for annual reporting periods after December 15, 2017, with early adoption allowed for annual reporting periods beginning after December 15, 2016. The guidance permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2018 periods would be provided in the notes to the financial statements as previously reported under the current revenue guidance. We will adopt this new guidance in the first quarter 2018. We are evaluating both methods of transition; however, we currently anticipate adopting the new guidance using the full retrospective method.

Going Concern

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). This guidance addresses the disclosure requirements of uncertainties about an Entity's Ability to Continue as a Going Concern. In connection with preparing financial statements for each annual and interim reporting period, Management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The company adopted this guidance in 2016 and prepared its going concern analysis. There are no conditions and events that raise substantial doubt about the organization's ability to continue as a going concern.

Credit Losses

In July 2016, the Financial Accounting Standards Board issued new accounting guidance for credit losses that changes the impairment model for most financial assets and certain other investments.

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available for sale debt securities rather than reduce the carrying amount. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2021. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

2. Income Taxes

Significant components of the income tax expense in 2016, include the following:

Federal:	
Current	$ 1,733,816
Deferred	(46,716)
	1,687,100
State and local:	
Current	252,133
Deferred	(11,119)
	241,014
	$ 1,928,114

At December 31, 2016, the Company's net deferred income tax asset is attributable to differences in deferred compensation, unearned fees, and depreciable assets.

The Company has not established a valuation allowance in 2016. The Company paid $1,805,149 in income taxes to Gallagher relating to 2016.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2016. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2016, the Company had no accrued interest and penalties related to unrecognized tax benefits.

2. Income Taxes (continued)

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2016, the Gallagher consolidated group had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012. The Company files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2016, the tax years that remain subject to examination begin with 2013.

3. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement* (FASB ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

3. Fair Value (continued)

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $48,641 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2016 is $18,799,112.

4. Related-Party Transactions (continued)

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by Gallagher to the Company in 2016, were as follows:

Business insurance premiums	$	101,558
Accounting and management services		605,699
Management and employee leasing fee		2,303,020
Total included in other operating expenses	$	3,010,277
Employee group insurance and various payroll tax-related items	$	114,600

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and are included in salaries and employee benefits.

During 2016, the Company paid dividends to Gallagher totaling $76,542 and received a capital contribution from Gallagher totaling $458. These amounts represent the allocation of other costs and income from Gallagher for stock option costs, which will not be reimbursed.

5. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company has net capital (as defined under Rule 15c3-1) of $7,019,702 and a net capital requirement of $1,533,516. The Company's ratio of aggregate indebtedness to net capital was 3.28 to 1.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

Net capital		
Stockholder's equity	$	9,637,413
Less non-allowable assets		2,582,248
Less haircuts on securities		35,463
Net capital	$	7,019,702
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,533,516
Excess net capital	$	5,486,186
Aggregate indebtedness		
Accounts payable and other liabilities	$	23,002,734
Ratio of aggregate indebtedness to net capital		3.28
Non-allowable assets:		
Interest receivable	$	590
Fees receivable		1,973,197
Commissions receivable		354,508
Deferred income tax receivable due from Arthur J. Gallagher & Co.		87,034
Income taxes receivable from Arthur J. Gallagher & Co.		27,550
Net fixed assets		1,776
Other Assets		137,593
	$	2,582,248
Haircuts on trading and investment securities:		
Exempted securities	$	2,044
Other securities		33,419
	$	35,463

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2016 submitted February 27, 2017. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2016

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 25, 2017	$ 7,282,551
Adjustments	
Adjustment related to updated tax provision	(177,043)
Adjustment to non-allowable asset amount	(85,806)
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 27, 2017	$ 7,019,702

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2016

The Company is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2016

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.


EY
Building a better working world

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management of the Company is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.

Year Ended December 31, 2016

With Report of Independent Registered Public Account Firm



Arthur J. Gallagher & Co.
BUSINESS WITHOUT BARRIERS™


Arthur J. Gallagher & Co.

March 1, 2017

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 8031
Washington, DC 20549

RE: GBS Retirement Services, Inc. Annual Financial Statement Filing

To Whom This May Concern:

Please find enclosed all the required documentation to complete the Annual Financial Statement Filing for GBS Retirement Services, Inc. Should you need any additional documentation, please contact Dennise Thompson at dennise_thompson@ajg.com or 614.356.2469. Thank you for your time and assistance.

Best regards,

Dennise Thompson

Senior Licensing Paralegal

Gallagher Benefit Services, Inc.
545 Metro Place South, Suite 150
Dublin, OH 43017

d 614.356.2469
ajg.com